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**UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549**

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2003
Commission File Number: 050012

Gold City Industries Ltd.
(Translation of registrant's name into English)

550 – 580 Hornby Street, Vancouver, British Columbia, CANADA V6C 3B6
(Address of principal executive offices)

1. Qualifying Issuer Certificate (Form 45-102F2) Dated September 11, 2003
2. Press Release Dated September 9, 2003
3. Press Release Dated September 8, 2003
4. Press Release Dated September 8, 2003
5. Press Release Dated September 8, 2003
6. Material Change Report Dated September 2, 2003
7. BC Form 51-901F Dated August 29, 2003
8. Confirmation of Mailing Dated August 29, 2003
9. Interim Financial Statements – Dated August 29, 2003
10. Press Release Dated August 29, 2003
11. Press Release Dated August 28, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F **XXX** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **XXX**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

FORM 45-102F

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102
RESALE OF SECURITIES

Gold City Industries Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102, and hereby certifies that in respect of a distribution on September 2nd , 2003 of 4,279,488 common shares of Gold City Industries Ltd., Gold City Industries Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, this 11th day of September, 2003

Gold City Industries Ltd.

By: *"Fred Sveinson"*
          Fred Sveinson, President

Gold City Industries Ltd.
550– 580 Hornby Street, **Vancouver, BC V6C 3B6**

Phone: (604) 682-7677	**Email**: **info@gold-city.net**
Fax: (604) 642-6577	**Website: www.gold-city.net**

<u>NEWS RELEASE 03-18</u>

September 9, 2003

TSX Venture: GC

Gold City Announces Drill Program at Lexington

Paul Cowley, VP Exploration, is pleased to announce the Company's planned drill program on its Lexington-Lone Star property, located near Greenwood, British Columbia. The program will commence upon lifting of forest use and travel restrictions, which are currently in effect due to the extreme fire hazard in southern British Columbia.

The Lexington-Lone Star property is part of the Company's near term gold production Greenwood Gold Project, which also encompasses the Golden Crown/JD property, located 7 kilometres north northeast of the Lexington-Lone Star property and the Roberts Mill, located 5 kilometres south of Greenwood, BC. Previous explorers have conducted in excess of $7.5 million in drilling and underground development on the Lexington-Lone Star Property, which covers four past producing copper/gold mines (Lone Star, City of Paris, Lincoln and No. 7) and seven gold/copper exploration prospects along a 5 kilometre long trend. Previous drilling on the Lexington-Lone Star property includes: the SW Zone, which returned an intercept of 15.24 metres grading 0.863 ounces/ton gold at a depth of 76.2 metres from surface and the TG-81 Zone, which returned 4.4 metres grading 0.825 ounces/ton gold and 2.18% copper, and 4.8 metres grading 0.494 ounces/ton gold and 1.48% copper at a depth of 80 metres from surface.

Preliminary metallurgical testwork has indicated that high gold and copper recoveries are achievable in a conventional gravity/flotation mill. The current drill program will provide material for additional metallurgical testing of the Grenoble/Main Zone in order to optimize the mill flowsheet design, prior to the planned mining of a 10,000 tonne bulk sample.

Gold City Industries Ltd.

"Paul Cowley"
Paul Cowley, VP Exploration

For further information please contact Maria Da Silva of MarketSmart Communications Inc. at (604) 261-4466

Gold City Industries Ltd.

550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE

03-17

September 8, 2003   **TSX Venture: GC**

Stock Options Granted

Fred Sveinson, President, announces that the Company has granted incentive stock options for the purchase of 875,000 shares, at an exercise price of $0.20 per share, to directors, officers, consultants, and employees of the Company, expiring on September 8, 2008, subject to acceptance for filing by the TSX Venture Exchange.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE

03-16

September 8, 2003   TSX Venture : GC

Gold City Contracts Investor Relations Consultant

Fred Sveinson, President, reports the Company has entered into an Investor Relations agreement with Maria Da Silva, of Vancouver, British Columbia.

Ms. Da Silva has over twenty years experience in the fields of compliance and market communications with Jones, Gable and Company, Bond Street International, and Goepel, Shields & Company. She has worked in communications with Econ Ventures and Stockscape Network Group and in 2002 started MarketSmart Communications, of which she is President.

The initial contract with Ms. Da Silva is for a six month period, with an option for renewal, at a fee for services of $5,000 per month. Ms. Da Silva has been granted, subject to acceptance for filing by the TSX Venture Exchange, 120,000 stock options at an exercise price of $0.20 per share, exercisable on or before September 8, 2008, with vesting of the initial 25% of the options on December 8, 2003, and a further 25% of the options each three month date thereafter.

The Company looks forward to working with Ms. Da Silva to inform the investment community and the general public of the vision of the Company, the core competence of its Management team, and the Company's mining projects.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.

550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE

03-15

September 8, 2003   **TSX Venture: GC**

Gold City Closes $2.1 Million Financing with Ocean Resources Capital Holdings Plc

Fred Sveinson, President, reports the Company has closed the previously announced loan transaction with Ocean Resources Capital Holdings Plc ("ORCH"), whereby the Company received gross proceeds of $2,139,744 (refer to NR 03-13 dated August 28, 2003). The Company paid a broker's commission of $117,686 to Keith, Bayley, Rogers & Co., London, UK and a finder's fee of $53,494 to Mr. Peter Maclean of Vancouver.

The Company has issued 4,279,488 common shares to ORCH, at a deemed price of $0.75 per share. The shares are subject to a four month hold until December 29, 2003. The Company advises, pursuant to the requirements of Section 111 of the Securities Act that, as a result of the acquisition of shares, ORCH now holds more than 10% of the issued and outstanding shares of the Company.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

MATERIAL CHANGE REPORT UNDER
SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1)
BC FORM 53-901F (Previously Form 27)

1.   **Reporting Issuer:**

      Gold City Industries Ltd.
      Suite 550, 580 Hornby Street
      Vancouver, British Columbia
      V6C 3B6

2.   **Date of Material Change(s):**

      August 28, 2003

3.   **Press Release:**

      Press release 03-13 dated August 28, 2003, a copy of which is attached hereto, was disseminated through the facilities of Market News and Stockwatch.

4.   **Summary of Material Change:**

      The Issuer announced that it had received proceeds of £960,000 (the "Loan") from Ocean Resources Capital Holdings Plc. ("ORCH"), pursuant to an Amended Investment Agreement dated August 14, 2003. The Issuer had previously announced that it had entered into an investment agreement with ORCH dated January 30, 2003, as described in the Issuer's news release of February 3, 2003 and Material Change Report dated February 13, 2003.

      As security for the Loan, the Issuer will issue an Investment Note which will include, among other provisions: (a) a term of three years; (b) the re-payment of the principal by the delivery of gold bullion priced at US$315/oz.; (c) interest will accrue on outstanding principal at 12% per annum (with 60% of the accrued interest to be paid by the issue and delivery of common shares at the greater of: (i) $0.75/share in the first year, $0.88/share in the second and third years, or (ii) the market price of the Company's shares at the time of the interest payment; and 40% of accrued interest will be paid in cash). Interest will be paid semi-annually commencing from January 31, 2004; and (d) a first ranking security interest over all of the Company's present assets. As additional consideration the Company will issue and deliver 4,279,488 common shares priced at $0.75/share.

      The Issuer will pay a broker's commission of Cdn$117,686 to Keith, Bayley, Rogers & Co. (London, UK) and a finder's fee of Cdn$53,494 to Mr. Peter Maclean of Vancouver. The transaction is subject to final acceptance for filing by the TSX Venture Exchange.

      The Issuer will use the proceeds of the Loan to continue to advance its Greenwood Gold Project.

5.   **Full Description of Material Change:**

The Issuer has amended an investment agreement, which it entered into with Ocean Resources Capital Holdings Plc. ("ORCH"), a London based company, trading on the Alternative Investment Market (AIM) of the London Stock Exchange. Pursuant to the amended investment agreement, ORCH will provide gold loan financing to the Issuer of £960,000.

The Issuer has issued to ORCH an investment note in the principal amount of £960,000. The note will be for a term of three years and will bear interest at the rate of 12% per annum. Interest on the loan is repayable in semi-annual payments commencing from January 31, 2004 as follows: a) 60% of the interest will be paid by the issue and delivery of common shares at the greater of: (i) $0.75/share in the first year, $0.88/share in the second and third years, or (ii) the market price of the Company's shares at the time of the interest payment; and b) 40% of accrued interest will be paid in cash.

The note is repayable at any time by the Issuer delivering to ORCH, gold bullion at the fixed price of US$ 315 per ounce or the cash equivalent, at ORCH's discretion. The loan may be prepaid at any time and from time to time without penalty. As security for the due payment by the Issuer, the Issuer has agreed to grant to ORCH a first ranking security interest over all of the present assets of the Issuer.

As additional consideration the Company will issue and deliver to ORCH 4,279,488 common shares priced at $0.75/share.

A broker's commission of 5.5% amounting to £52,800 ($Cdn 117,686) has been paid to Keith, Bayley, Rogers & Co. (London, UK).   A finder's fee of 2.5% amounting to $Cdn 53,494 will be paid to Peter Maclean of Vancouver, British Columbia.

Proceeds of the loan will be used by the Issuer to advance its Greenwood Gold Project.

The transaction was accepted for filing by the TSX Venture Exchange effective August 29, 2003.

6.   **Reliance on Provision:**

Not applicable.

7.   **Omitted Information:**

Not applicable.

8.   Senior Officer:

Frederick J. Sveinson
Gold City Industries Ltd.
Suite 550, 580 Hornby Street
Vancouver, British Columbia V6C 3B6

Telephone: (604) 682-7677
Fax: (604) 642-6577

9.   Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the city of Vancouver, in the Province of British Columbia, as of the 2nd day of September, 2003.

Frederick J. Sveinson
"Signed"
Frederick J. Sveinson
President and CEO

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE

03-13

August 28, 2003   **TSX Venture: GC**

Fred Sveinson, President, is pleased to announce that the Company has received proceeds of £960,000 (the "Loan") from Ocean Resources Capital Holdings Plc., pursuant to an Amended Investment Agreement dated August 14, 2003 (refer to the Company's news release 03-02 dated February 3, 2003).

As security for the Loan, the Company will issue an Investment Note which will include, among other provisions: (a) a term of three years; (b) the re-payment of the principal by the delivery of gold bullion priced at US$315/oz.; (c) interest will accrue on outstanding principal at 12% per annum (with 60% of the accrued interest to be paid by the issue and delivery of common shares at the greater of: (i) $0.75/share in the first year, $0.88/share in the second and third years, or (ii) the market price of the Company's shares at the time of the interest payment; and 40% of accrued interest will be paid in cash). Interest will be paid semi-annually commencing from January 31, 2004; and (d) a first ranking security interest over all of the Company's present assets. As additional consideration the Company will issue and deliver 4,279,488 common shares priced at $0.75/share.

The Company will pay a broker's commission of Cdn$117,686 to Keith, Bayley, Rogers & Co. (London, UK) and a finder's fee of Cdn$53,494 to Mr. Peter Maclean of Vancouver. The transaction is subject to final acceptance for filing by the TSX Venture Exchange.

The Company will use the proceeds of the Loan to continue to advance its Greenwood Gold Project.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of :   **XX** **Schedule A**
                                              Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER	**Gold City Industries Ltd.**
ISSUER'S ADDRESS	**Suite 550, 580 Hornby Street, Vancouver, BC** **V6C 3B6 Canada**
ISSUER TELEPHONE NUMBER	**(604) 682-7677**
ISSUER FAX NUMBER	**(604) 642-6577**
CONTACT PERSON	**Fred Sveinson**
CONTACT'S POSITION	**President**
CONTACT TELEPHONE NUMBER	**(604) 682-7677**
CONTACT EMAIL ADDRESS	**info@gold-city.net**
WEB SITE ADDRESS	**www.gold-city.net**
FOR SIX MONTHS ENDED	**June 30, 2003**
DATE OF REPORT	**August 29, 2003**

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Melvin Smale   "Melvin Smale"   _2003/08/29_

NAME OF DIRECTOR   **SIGNED TYPED**   **DATE SIGNED Y/MM/DD**

Fred Sveinson   ***"Fred Sveinson"***   **2003/08/29**

NAME OF DIRECTOR   **SIGNED TYPED**   **DATE SIGNED Y/MM/DD**

GOLD CITY INDUSTRIES LTD.

Balance Sheets
(Prepared without audit)

		June 30, 2003		December 31, 2002
ASSETS				
Current Assets				
Cash and cash equivalents	$	10,577	$	9,382
Marketable securities		44,000		56,000
Accounts receivable		11,875		10,659
Prepaid expense		436		1,239
Current portion note receivable		4,724		4,724
Current portion mortgages receivable		1,126		1,126
		72,738		83,130
Mineral Properties And Related Deferred Exploration		2,933,001		2,776,906
Capital Assets		83,039		44,039
Other Assets		41,245		43,780
	$	3,130,023	$	2,947,855
LIABILITIES				
Current Liabilities				
Accounts payable and accrued liabilities	$	217,296	$	230,029
Loans payable		112,440		86,940
		329,736		316,969
Share Subscriptions		-		30,000
		329,736		346,969
SHAREHOLDERS' EQUITY				
Share Capital		9,252,147		8,838,743
Contributed Surplus		163,199		158,460
Deficit		(6,615,059)		(6,396,317)
		2,800,287		2,600,886
	$	3,130,023	$	2,947,855

GOLD CITY INDUSTRIES LTD.

Statements of Operations and Deficit
(Prepared without audit)

	Six Months Ended June 30,		Three Months Ended June 30,	
	2003	**2002**	**2003**	**2002**
Administrative Expenses				
Audit and legal	17,863 $	20,909 $	4,250 $	18,659
	$			
Consulting and technical fees	26,754	20,388	11,704	12,418
Financing fees and interest	73,073	2,209	61,792	-
Office and general	72,653	93,587	41,393	47,406
Share transfer and regulatory fees	15,954	14,617	9,847	10,163
Depreciation	1,000	1,000	500	500
Loss Before Other Expenses	207,297	152,710	129,486	89,146
Other Expenses (Recoveries)				
Interest and other income	(568)	(1,089)	(443)	(715)
Gain on sale of marketable securities	(8,501)	-	-	-
Mineral property evaluation	15,775	37,552	7,955	22,552
Mineral properties written off	-	255,755	-	255,755
Stock-based compensation	4,739	10,733	-	10,733
Debt forgiveness	-	(16,000)	-	(16,000)
	11,445	288,040	7,512	273,040
Loss for the period	(218,742)	(439,661)	(136,998)	(361,471)
Deficit - beginning of period	(6,396,317)	(5,749,766)	(6,478,061)	(5,827,956)
Deficit - end of period	$ (6,615,059)	$ (6,189,427)	$ (6,615,059)	$ (6,189,427)

GOLD CITY INDUSTRIES LTD.

Cash Flow Statements
(Prepared without audit)

		Six Months Ended June 30,		Three Months Ended June 30,	
		2003	**2002**	**2003**	**2002**
Cash flows from operating activities					
Loss for the period	$	(218,742) $	(439,661) $	(136,998) $	(361,471)
Items not affecting cash					
Gain on sale of marketable securities		(8,501)	-	-	-
Depreciation		1,000	1,000	500	500
Mineral properties written off		-	255,755	-	255,755
Debt forgiveness		-	(16,000)	-	(16,000)
Stock-based compensation (non-employees)		4,739	10,733	-	10,733
		(221,504)	(188,173)	(136,498)	(110,483)
Net changes in non-cash working capital					
Accounts receivable		(1,216)	6,662	(3,213)	-
Prepaid expense		803	759	2,111	379
Accounts payable and accrued liabilities		(12,733)	(375)	46,573	17,123
Loans payable		25,500	(56,341)	25,500	-
		(209,150)	(237,468)	(65,527)	(92,981)
Cash flows from investing activities					
Proceeds from sale of marketable securities		64,501	-	-	-
Acquisition of mineral properties		(69,166)	(108,546)	(20,000)	(39,224)
Deferred exploration		(130,929)	(45,787)	(76,988)	(31,221)
Purchase of capital assets		(24,000)	(10,067)	(10,000)	(5,628)
		(159,594)	(164,400)	(106,988)	(76,073)
Cash flows from financing activities					
Shares issued for cash		367,404	250,000	20,404	94,950
Mortgage payments received		2,535	1,524	2,535	511
		369,939	251,524	22,939	95,461
Net cash and cash equivalents provided (used) during the period		1,195	(150,344)	(149,576)	(73,593)
Cash and cash equivalents - beginning of period		9,382	261,141	160,153	184,390
Cash and cash equivalents - end of period	$	10,577 $	110,797 $	10,577 $	110,797

GOLD CITY INDUSTRIES LTD.

Statement of Mineral Properties and Deferred Exploration Expenditures

(Prepared without audit)

As at June 30, 2003

	Rock Creek & Old Nick	Domin Project	Caramelia	Boundary Project	Sappho Project	Welbar Project	Greenwood Gold Project	Tommy Jack Project	Other	Total
Balance as at December 31, 2002	$ 506,235	$ 291,466	$ 720,696	$ 70,057	$ 85,346	$ 379,792	$ 636,725	$ 39,810	$ 46,779	$ 2,776,906
Consultants and valuations	660	1,750	5,230	-	-	-	94,193	3,000	6,148	110,981
Property filings and fees	-	-	537	-	-	663	2,778	-	730	4,708
Trenching	-	-	-	-	-	-	-	-	3,933	3,933
Assays	-	-	-	-	-	-	750	-	1,305	2,055
Maps and reproduction	-	-	-	-	-	-	128	-	26	154
Field supplies	-	-	-	-	-	-	179	-	84	263
Fuel and lubes	-	-	-	-	-	-	680	-	234	914
Equipment rental	-	1,800	-	-	-	-	228	-	-	2,028
Travel and accommodation	-	-	-	-	-	-	1,810	-	636	2,446
Vehicle rentals and lease	-	-	-	-	-	-	2,737	-	710	3,447
	660	3,550	5,767	-	-	663	103,483	3,000	13,806	130,929
Acquisition Expenditures	-	-	-	-	-	(44,000)	69,166	-	-	25,166
	660	3,550	5,767	-	-	(43,337)	172,649	3,000	13,806	156,095
Balance as at June 30, 2003	$ 506,895	$ 295,016	$ 726,463	$ 70,057	$ 85,346	$ 336,455	$ 809,374	$ 42,810	$ 60,585	$ 2,933,001

GOLD CITY INDUSTRIES LTD.
Notes to Financial Statements
For the Six Months Ended June 30, 2003
(Prepared without audit)

1. **NATURE OF OPERATIONS AND GOING CONCERN**

   Gold City Industries Ltd. (the "Company") is a development stage Canadian company incorporated under the Company Act of British Columbia. The Company is engaged primarily in the exploration and development of mineral properties.

   These interim financial statements of the Company have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain additional financing for general working capital purposes and to complete development of its mineral properties and upon its ability to attain profitable operations. These financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2. **SIGNIFICANT ACCOUNTING POLICIES**

   These interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods as per the audited financial statements for the year ended December 31, 2002. These interim financial statements should be read in conjunction with the audited financial statements and the accompanying notes.

3. **CAPITAL STOCK**

	Common Shares	Amount
Balance at December 31, 2002	23,124,225	$ 7,644,571
For cash pursuant to private placements	1,042,023	240,504
For acquisition of milling equipment	100,000	16,000
Exercise of share purchase warrants	871,667	156,900
Balance at June 30, 2003	25,137,915	$ 8,057,975

4. **SEGMENTED INFORMATION**

   The Company's principal activity is the exploration and development of mineral properties. As at June 30, 2003, all the operations and assets were in Canada.

GOLD CITY INDUSTRIES LTD.
Notes to Financial Statements
For the Six Months Ended June 30, 2003
(Prepared without audit)

5.   SUPPLEMENTAL CASH FLOW INFORMATION

	Six Months Ended June 30,		Three Months Ended June 30,	
	2003	2002	2003	2002
Cash flows from financing activities				
Shares issued for milling assets	$ 16,000	$ -	$ -	$ -
Shares issued for mineral properties	-	16,250	-	12,000
Shares issued for debt settlement	-	9,000	-	9,000
	$ 16,000	$ 25,250	$ -	$ 21,000

6.   **STOCK BASED COMPENSATION**

As permitted by the new accounting standard for stock-based compensation, the Company has elected to follow the intrinsic value based method of accounting for stock options and as such discloses the pro-forma effect of accounting for stock options granted subsequent to January 1, 2002 using the fair value based method.

The following is the Company's pro forma loss with the fair value method applied to all options issued during the period.

	Six Months Ended June 30,		Three Months Ended June 30,	
	2003	2002	2003	2002
Net loss for the period	$ (218,742)	$ (439,661)	$ (136,998)	$ (361,741)
Stock based compensation cost	-	(45,279)	-	(45,009)
Pro forma net loss	$ (218,742)	$ (484,940)	$ (136,998)	$ (406,750)

The fair values of options included in the pro forma amounts presented above, have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

a) average risk-free interest rate	3.5%
b) expected life	2.5 years
c) expected volatility	100%
d) expected dividends	nil

GOLD CITY INDUSTRIES LTD.
550 - 580 Hornby Street
Vancouver, B.C. Canada V6C 3B6
Website: http://www.gold-city.net   **E-mail:** info@gold.city-net

August 29, 2003

Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange

RE: Gold City Industries Ltd.
   Suite 550, 580 Hornby Street
   Vancouver, B.C.
   V6C 3B6

   Quarterly Report for the period ending June 30, 2003

We confirm that on August 29, 2003, the above noted material issued by the Company was forwarded by pre-paid mail to all members on the supplemental mailing list of the Company.

Yours truly,

Signed "Frederick Sveinson"

Frederick Sveinson
President


FORM 51-901F

QUARTERLY REPORT


Incorporated as part of:

_____	**Schedule A**
X	**Schedules B & C**

ISSUER DETAILS:

NAME OF ISSUER	**Gold City Industries Ltd.**
ISSUER'S ADDRESS	**Suite 550, 580 Hornby Street, Vancouver, BC V6C 3B6 Canada**
ISSUER TELEPHONE NUMBER	**(604) 682-7677**
ISSUER FAX NUMBER	**(604) 642-6577**
CONTACT'S POSITION	**President**
CONTACT TELEPHONE NUMBER	**(604) 682-7677**
CONTACT EMAIL ADDRESS	**info@gold-city.net**
WEB SITE ADDRESS	**www.gold-city.net**
FOR QUARTER ENDED	**June 30, 2003**
DATE OF REPORT	**August 29, 2003**


CERTIFICATE


THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Melvin Smale	***"Melvin Smale"***	***03/08/29***
NAME OF DIRECTOR	SIGNED TYPED	DATE SIGNED YY/MM/DD
Fred Sveinson	***"Frederick Sveinson"***	***03/08/29***
NAME OF DIRECTOR	SIGNED TYPED	DATE SIGNED YY/MM/DD


(Signatures for this Form should be entered in TYPED form)


SCHEDULE B
GOLD CITY INDUSTRIES LTD.
Form 51-901F Quarterly Report June 30, 2003

1.

a) Expenditures on resource properties:

PROPERTY	ACQUISITION COSTS		EXPLORATION COSTS		PROJECT TOTAL	
Caramelia Project	$	-	$	5,767	$	5,767
Domin Project		-		3,550		3,550
Greenwood Gold Project		69,166		103,483		172,649
Midway Property		-		13,806		13,806
Old Nick Project		-		660		660
Tommy Jack Property		-		3,000		3,000
Welbar-Newmont Project		(44,000)		663		(43,337)
Total	$	25,166	$	130,929	$	156,095

b) Analysis of Office and General expenditures for 6 months ended June 30, 2003:

ITEM	AMOUNT	
Travel & Accommodation	$	10,055
Bank charges		511
Courier & Postage		900
Management Fees		22,500
Membership/Conference Fees		1,542
Office Lease/Rent		15,895
Office Supplies & Equipment		6,410
Parking		801
Investor Relations		7,850
Storage		1,009
Sundry Expenses		460
Property Taxes		1,847
Telephone & Fax		2,873
TOTAL	$	72,653

c) During the six month period ended June 30, 2003, the Company incurred $8,750 in fees payable to a management company owned by an officer. The fees were incurred in consideration for the provision of administrative services. The Company incurred $70,920 in fees payable to companies controlled by directors for management and technical consulting fees.

2.

a) Summary of securities issued during the quarter ended June 30, 2003:

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price	Total Proceeds	Consideration	Commission
January 8, 2003	Units (1)	Private Placement	200,000	$0.15	$30,000	Cash	N/A
January 17, 2003	Common Shares	Private Placement	100,000	$0.15	$16,000	Property Acquisition	N/A
February 13, 2003	Common Shares	Warrant Exercise	28,000	$0.18	$5,040	Cash	N/A
February 20, 2003	Common Shares	Warrant Exercise	30,000	$0.18	$5,400	Cash	N/A
February 28, 2003	Common Shares	Warrant Exercise	67,000	$0.18	$12,060	Cash	N/A
March 12, 2003	Common Shares	Warrant Exercise	316,667	$0.18	$57,000	Cash	N/A
March 26, 2003	Common Shares	Warrant Exercise	400,000	$0.18	$72,000	Cash	N/A
April 3, 2003	Units (2)	Private Placement	842,000	$0.25	$210,500	Cash	N/A
April 28, 2003	Common Shares	Warrant Exercise	30,000	$0.18	$5,400	Cash	N/A
June 18, 2003	Common Shares	Share Adjustment	23	$0.19.5	$4	Cash	N/A
TOTAL			2,013,690		$413,404		

(1) Each Unit consists of one flow-through common share and one non-flow-through, non transferable share purchase warrant. Warrant holders are entitled to acquire one additional common share at an exercise price of $0.20 per share for each two warrants held. The warrants expire December 31, 2003.

(2) Each Unit consists of one flow-through common share and one non-flow-through, non transferable share purchase warrant. Each two warrants entitle the holders thereof to acquire one additional common share at an exercise price of $0.30 per share. The warrants expire April 2, 2004.

b) Options granted during the quarter ended June 30, 2003: None

SCHEDULE B

GOLD CITY INDUSTRIES LTD.
Form 51-901F Quarterly Report June 30, 2003

3. As at the end of the quarter:

a) Authorized shares: 60,000,000
   Issued Shares: 25,137,915 with a recorded value of $8,057,975.

b) Summary of options, warrants and convertible securities outstanding:

Type of Security	Number of Securities	Exercise Price	Expiry date
Stock Options	35,000	0.15	October 30, 2003
	80,000	0.15	March 3, 2005
	350,000	0.36	April 11, 2005
	145,000	0.25	May 26,2005
	60,000	0.25	November 3, 2005
	100,000	0.25	December 4, 2005
	770,000	0.15	May 6, 2007
Total	1,540,000		
Warrants	241,700	0.20	November 14, 2003
	100,000	0.20	December 31, 2003
	421,000	0.30	April 2, 2004
Total	762,700		

c) Total number of shares in escrow or subject to a pooling agreement: Nil

d) List of directors and officers:
   Directors:
       Paul Cowley
       Courtney Shearer
       Melvin Smale
       Fred Sveinson
       Robert McMorran
   Officers:
       Fred Sveinson – President & CEO
       Courtney Shearer – CFO
       Paul Cowley – Vice President Exploration
       Terry Sveinson – Treasurer & Assistant Secretary
       Robert McMorran – Secretary & Assistant Treasurer

Gold City Industries Ltd.

550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE


03-14


August 29, 2003   **TSX Venture: GC**


FINANCIAL RESULTS – SIX MONTHS ENDED JUNE 30, 2003


The Company has released its BC Form 51-901F Second Quarter Report containing financial statements in Canadian funds, prepared without audit, for the six months ended June 30, 2003. This news release provides a summary of the information contained therein, pursuant to the requirements of National Instrument 45-102. Concurrently, with this news release the Company is filing the Second Quarter Report with the regulatory authorities through SEDAR (www.sedar.com) and has mailed it to shareholders whose names appear on the Company's supplemental list. A copy of the Second Quarter Report is available from the Company on request.

Results of Operations
During the six months ended June 30, 2003, the Company reported a net loss of $218,742 compared to a net loss of $439,661 reported in the six months ended June 30, 2002. Administrative expenses increased by $54,587, while other expenses decreased by $276,595 for the six months ended June 30, 2003 compared to the six months ended June 30, 2002. Differences in administrative expenses were primarily due to: an increase of $70,864 in financing fees, including finder's fees, which was partially offset by a decrease in office and general expenses of $20,934, due primarily to a reduction in management fees. Differences in other expenses for the period were attributable to a gain of $8,501 on the sale of marketable securities, which were acquired by the Company pursuant to property option agreements; a decrease of $21,777 in mineral property evaluation; a decrease of $5,994 in stock-based compensation related to stock options granted to consultants of the Company in the second quarter of 2002; and a decrease of $255,755 in mineral properties written off compared to the six months ending June 30, 2002.

Financing Activities
During the period the Company closed a non-brokered private placement for total gross proceeds of $210,500, which was announced on March 6, 2003. Each unit is comprised of one flow-through common share and one non-flow-through, non-transferable share purchase warrant, with every two share purchase warrants entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share, prior to April 2, 2004. Finder's fees totalling $9,850 were paid pursuant to the private placement. The private placement was accepted for filing by the TSX Venture Exchange on April 2, 2004. Proceeds from the private placement will be used for qualifying exploration expenditures on the Company's British Columbia properties, primarily the Greenwood Gold Project.

Also during the period ending June 30, 2003 the Company issued 30,000 shares and realized proceeds of $5,400 pursuant to the exercise of warrants related to a private placement dated March 26, 2002.

Subsequent to the period ending June 30, 2003, the Company has received on August 28, 2003 loan proceeds of £960,000 (the "Loan") from Ocean Resources Capital Holdings Plc. ("ORCH"), pursuant to an Amended Investment Agreement dated August 14, 2003, amending a previously announced investment agreement with ORCH dated January 30, 2003. As security for the Loan, the Company will issue an Investment Note which will include, among other provisions: (a) a term of three years; (b) the re-payment of the principal by the delivery of gold bullion priced at USD $315/oz.; (c) interest will accrue on the outstanding principal at 12% per annum (with 60% of the accrued interest to be paid by the issue of common shares at the greater of: (i) $0.75/share in the first year, $0.88/share per year in the second and third years, or (ii) the market price of the Company's shares at the time of the interest payments; and 40% of the accrued interest will be paid in cash). Interest will be paid semi-annually commencing from January 31, 2004; and (d) a first ranking security interest over all of the Company's present assets. As additional consideration the Company will issue and deliver 4,279,488 common shares priced at $0.75/share. The Company will pay a broker's commission of $C 117,686 to Keith, Bayley, Rogers & Co. in London, UK and a finder's fee of $C53,494 to Mr. Peter Maclean of Vancouver. The transaction is subject to final acceptance for filing by the TSX Venture Exchange.

Property Agreements
On April 17, 2003 the Company entered into an option agreement with Jantri Resources Inc. (TSX-V: JNT), whereby Jantri may earn a 50% interest in the Company's Caramelia gold property, comprised of 44 mineral claims, covering 2,000 hectares, located near Rock Creek, British Columbia. To earn its interest, Jantri will make cash payments of $150,000, issue 600,000 common shares and conduct exploration of $500,000 over a period of five years. In year 1 of the agreement Jantri is required to make a minimum expenditure of $50,000 on exploration and the issuance of 300,000 shares. Subsequent to the period ending June 30, 2003, the agreement was accepted for filing by the TSX Venture Exchange on July 10, 2003.

On June 5, 2003 the Company entered into an option agreement with XMP Mining Limited (TSX:V: XMP.T) whereby XMP may earn a 50% interest in the Dominion Creek Property, comprised of 17 mineral claims encompassing 1,950 hectares, located 45 kilometres northeast of the town of Wells, British Columbia. The Company has the right to earn a 100% interest, subject to a 2% net smelter return royalty, pursuant to an underlying option agreement dated April 17, 2000. To earn its interest, XMP will make cash payments totalling $255,000, issue 800,000 common shares (post consolidation), and make exploration expenditures of $750,000 over a four year period. In year 1 of the agreement XMP is required to make a cash payment of $5,000, incur exploration expenditures of $50,000 and issue 400,000 post consolidation shares. The agreement is subject to acceptance for filing by the TSX Venture Exchange.

Liquidity and Capital Resources
At June 30, 2003 the Company had a working capital deficiency of $256,998. Proceeds of the Ocean Resources Capital Holdings Plc. £960,000 financing (see "Financing Activities" above) will provide funding for property option payments, as well as capital and exploration expenditures to enable the Company to advance its Greenwood Gold Project. Additional funding will be required to develop the project to production. The Company currently has no revenue producing properties.

To date the Company's capital needs have been met by equity financings. The Company is dependent on future equity/debt financings or joint venture arrangements to fund its operations and exploration work commitments. The Company intends to fund ongoing exploration programs on its Canadian mineral properties, in part, through flow-through financing.

Subsequent Events
Subsequent to the six month period ending June 30, 2003, Mr. Amir J. Hirani was appointed Vice Chair on July 16, 2003. Mr. Hirani is an international financier who has resided in Vancouver since 1979. His mandate will be to arrange financing for the Company in Canada and internationally.

Outlook
The Company is focusing on advancing its Greenwood Gold Project. Management continues to evaluate small to medium size mineral projects, primarily gold, with the intent of acquiring additional advanced stage mineral projects, which can be quickly advanced to production.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE

03-13

August 28, 2003   **TSX Venture: GC**

Fred Sveinson, President, is pleased to announce that the Company has received proceeds of ₤960,000 (the "Loan") from Ocean Resources Capital Holdings Plc., pursuant to an Amended Investment Agreement dated August 14, 2003 (refer to the Company's news release 03-02 dated February 3, 2003).

As security for the Loan, the Company will issue an Investment Note which will include, among other provisions: (a) a term of three years; (b) the re-payment of the principal by the delivery of gold bullion priced at US$315/oz.; (c) interest will accrue on outstanding principal at 12% per annum (with 60% of the accrued interest to be paid by the issue and delivery of common shares at the greater of: (i) $0.75/share in the first year, $0.88/share in the second and third years, or (ii) the market price of the Company's shares at the time of the interest payment; and 40% of accrued interest will be paid in cash). Interest will be paid semi-annually commencing from January 31, 2004; and (d) a first ranking security interest over all of the Company's present assets. As additional consideration the Company will issue and deliver 4,279,488 common shares priced at $0.75/share.

The Company will pay a broker's commission of Cdn$117,686 to Keith, Bayley, Rogers & Co. (London, UK) and a finder's fee of Cdn$53,494 to Mr. Peter Maclean of Vancouver. The transaction is subject to final acceptance for filing by the TSX Venture Exchange.

The Company will use the proceeds of the Loan to continue to advance its Greenwood Gold Project.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD CITY INDUSTRIES LTD.
(Registrant)

September 12, 2003   By: /s/ Frederick Sveinson, President
Date